

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

      Re: Golden Developing Solutions, Inc.
          Amendment No. 2 to Form 10-12G
          Filed August 14, 2019
          File No. 000-56051

Dear Mr. Triant:

We issued comments on the above captioned filing on September 6, 2019. On October 9, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jacqueline Kaufman, Staff Attorney at 202-551-3797 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services